Exhibit 99.1

JYONG BIOTECH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousand US Dollars, except share and per share data)

	As of December 31, 2024	As of June 30, 2025
	Audited	Unaudited
ASSETS
Current Assets
Cash	$98	$132
Restricted cash	3	3
Short-term investments	-	16,875
Prepayments and other current assets	105	153
Total current assets	206	17,163
Property and equipment, net	3,049	3,358
Operating right-of-use assets	137	94
Deferred offering costs	934	-
Restricted asset	2,034	2,049
Loan receivable from shareholder	-	15,000
Other non-current assets	6	7
Total non-current assets	6,160	20,508
TOTAL ASSETS	$6,366	$37,671
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term bank loans	$7,225	$22,436
Notes and accounts payable	3	3
Accrued expenses	1,203	991
Accrued expenses due to related parties	147	219
Current portion of long-term bank loans	57	349
Operating lease liabilities due to related parties-current	159	131
Other current liabilities	3,292	3,366
Other current liabilities due to related parties	41	59
Total current liabilities	12,127	27,554
Long-term loan from related parties	5,515	7,195
Long-term loan from third parties	3,131	3,131
Long-term bank loans, net of current portion	2,032	1,945
Operating lease liabilities due to related parties – non-current	16	7
Other non-current liabilities	58	58
Other non-current liabilities due to related parties	628	628
Guarantee liabilities	19,378	19,625
Total non-current liabilities	30,758	32,589
TOTAL LIABILITIES	42,885	60,143
Commitments and contingencies
Shareholders’ deficit
Ordinary shares, $0.00001 par value; 5,000,000 thousand shares authorized; 73,361 thousand and 76,028 thousand shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	1	1
Additional paid-in capital	11,805	28,263
Treasury shares, 1,794 thousand shares as of December 31, 2024 and June 30, 2025	(16,366)	(16,366)
Accumulated deficit	(33,080)	(34,332)
Accumulated other comprehensive income (loss)	1,121	(38)
Total shareholders’ deficit	(36,519)	(22,472)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$6,366	$37,671

JYONG BIOTECH LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousand US Dollars, except share data in thousands and per share data)

	For the six months ended June 30,
	2024	2025
	Unaudited	Unaudited
Operating expenses
Research and development	$(499)	$(367)
Selling and marketing	(21)	(20)
General and administrative	(431)	(429)
Total operating expenses	(951)	(816)
Loss from operations	(951)	(816)
Other incomes (expenses):
Interest income	6	24
Interest expenses	(448)	(417)
Other gains (losses), net	67	(43)
Total other expenses, net	(375)	(436)
Loss before income tax	(1,326)	(1,252)
Income tax expense	-	-
Net loss	(1,326)	(1,252)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	473	(1,163)
Unrealized gain on short term investments, net of nil tax	-	4
Total other comprehensive income (loss)	473	(1,159)
Total comprehensive loss	$(853)	$(2,411)

Net loss per share:
Basic and Diluted	$(0.02)	$(0.02)

Weighted average shares outstanding (in thousands):
Basic and Diluted	71,567	71,758